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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CheckFree Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

162816 10 2

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 162816 10 2			Page 2 of 4

1.	Name of Reporting Person: Peter J. Kight		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,933,069

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 5,933,069

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,933,069

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.54%

12.	Type of Reporting Person: IN

2

CUSIP No. 162816 10 2

Item 1.

	(a)	Name of Issuer: CheckFree Corporation

	(b)	Address of Issuer’s Principal Executive Offices:
4411 East Jones Bridge Road, Norcross, GA 30092

Item 2.

	(a)	Name of Persons Filing: Peter J. Kight

	(b)	Address of Principal Business Office, or, if none, Residence:
4411 East Jones Bridge Road, Norcross, GA 30092

	(c)	Citizenship: Mr. Kight is a United States Citizen

	(d)	Title of Class of Securities: Common Stock, $.01 par value.

	(e)	CUSIP Number: 162816 10 2

Item 3.
Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 5,933,069 shares*

	(b)	Percent of Class: 6.54%

	(c)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 5,933,069 shares*
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 5,933,069 shares*
(iv) Shared power to dispose or to direct the disposition of: 0 shares

*	Includes 983,332 options to purchase shares exercisable within 60 days of December 31, 2003. Excludes 8,600 shares held by the Peter J. Kight and Teresa J. Kight 1995 Children’s Trust, 260,222 shares held by the Kight Family Trust II, and 2,286 shares held by the Tiso Trust of which Mr. Kight has no beneficial ownership.

Page 3 of 4 Pages

CUSIP No. 162816 10 2

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable
Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004	/s/ Peter J. Kight
Peter J. Kight

Page 4 of 4 Pages